CRUCIAL INOVATIONS, CORP.

Xibahe Beili 25, Beijing, China 100096

April 1, 2019

Gregory Dundas and Kathleen Krebs
Division of Corporation Finance
Office of Telecommunications
U.S. Securities and Exchange Commission
100 F Street, NE, Washington, DC 20549

Reference:	Crucial Innovations, Corp.
Registration Statement on Form S-1 Filed March 21, 2019
File No. 333-229638
Gregory Dundas and Kathleen Krebs,

In response to your letter dated March 29, 2019, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on March 21, 2019

Security Ownership of Certain Beneficial Owners and Management, page 26

1.Revise the beneficial ownership table so that it is consistent with disclosure throughout the registration statement that you have 1,600,000 shares outstanding, 1,500,000 shares were issued to Reinis Kosins, and 100,000 shares were issued to and are being offered for resale by Di Xiang Yao.

RESPONSE:  We have revised this section:

The percentages below are calculated based on 1,600,000 shares of our common stock issued and outstanding as of the date of this prospectus.

Title of class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Common Stock	Reinis Kosins Xibahe Beili 25 Beijing 100096 China	1,500,000	93.75%

Common Stock	Di Xiang Yao 404app,17 Ningbo Road 8 Yantai 264006 China	100,000	6.25%
All directors and executive officers as a group (1 person)		1,500,000	93.75%

Please direct any further comments or questions directly to : Reinis Kosins
Email: info@learningplatformonline.com
Telephone: (702) 425-92-29

Sincerely,

/s/ Reinis Kosins
Reinis Kosins, CEO